SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Enel Società per Azioni
 Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

Press Release — ENEL FINALIZES ACQUISITION OF 80% STAKE IN UNION FENOSA RENEWABLE ENERGY COMPANY
Notice relating to trading of Enel shares by Senior Management
Press Release — ENEL REVIEWS PRELIMINARY 2003 CONSOLIDATED RESULTS
Press Release dated January 27, 2004
SIGNATURES

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

-	Press Release dated December 18, 2003;

-	Notice relating to trading of Enel shares by Senior Management dated January 19, 2004;

-	Press Release dated January 27, 2004;

-	Press Release dated January 27, 2004.

Press Release

ENEL FINALIZES ACQUISITION OF 80% STAKE IN UNION FENOSA RENEWABLE ENERGY COMPANY

Union Fenosa Energia Especiales to become Enel Union Fenosa Renovables and enter a new expansion and investment phase

Rome/Madrid, December 18, 2003 — Enel S.p.A. and Union Fenosa have today finalized Enel’s acquisition of an 80% stake in Union Fenosa’s renewable energy unit, Union Fenosa Energia Especiales. The company will be called Enel Union Fenosa Renovables.

On June 16, 2003, Enel and Union Fenosa announced they had reached agreement for Enel to pay 168 million euro for the 80% stake, plus a 10 million euro premium for the construction of 300 MW by 2007. The agreement also stated that Union Fenosa would pay Enel 10 million euro for the option to buy back 30% of Enel Union Fenosa Renovables by the end of 2007, at the current price, plus interest.

The entity being sold, which consists entirely of plants and projects for the production of energy from renewable sources, predominantly wind and hydro, includes 381 MW of installed capacity already in operation, 98 MW under construction, 324 MW planned for the next four years (2004-2007) and 874 MW of long-term projects (2008-2012).

Union Fenosa will retain several special generation assets with a total capacity of 114 MW. These are mainly strategic mini-hydro projects.

Enel Union Fenosa Renovables will benefit from growth in the Spanish renewable energy market, where installed capacity is expected to grow by 10% a year until 2011. Both Enel and Union Fenosa share the strategic objective of becoming a key player in Spain’s renewable energy market, with the best technology mix and geographic locations. They have also agreed to accelerate investments in new projects with the target of reaching 803 MW of installed capacity by December 2007.

For Enel, the transaction consolidates the Company’s world leadership in renewable energy, while strengthening its position in Spain, where it is already present through Viesgo, a significant operator with 2,400 MW of installed capacity and 585,000 customers.

The transaction represents an additional step in Union Fenosa’s financial consolidation strategy and will reduce total consolidated debt by approximately 330 million euro by December 31, 2003. This is due to the 168 million euro received (53.4 million euro in August and 114.6 million euro in December) and the deconsolidation effect of approximately 162 million euro of financial debt.

The partners have agreed to jointly control the company, with four representatives each on a new eight-member board, including an Enel representative as chairman.

* * * * *

Enel and Union Fenosa

Enel is one of the world’s major electricity companies. It is Italy’s main operator with over 40,000 MW of installed capacity and approximately 28 million electricity customers. Enel is also Italy’s second largest operator in the distribution and sale of gas with 1.85 million gas customers. In Spain it has a significant presence through Viesgo (2,400 MW), while it is the world leader in renewable energy with over 17,000 MW installed in Italy, Spain, North America and Latin America.

Union Fenosa is Spain’s third-largest energy company and currently has over 8,000 MW of installed capacity worldwide, supplying electricity to over 8 million customers. Its energy business is integrated due to its presence throughout the gas chain. Union Fenosa is also active in telecommunications, engineering, information systems and consulting.

Notice relating to trading of Enel shares by Senior Management

Company:  Enel SpA
Reference period:  1st quarter (January — March) 2004
Communication:              periodic            immediate            delayed
Declarant:  Mr. Marco Alverà                        Title:  Executive Assistant to the CEO
Communications of transactions under article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
						paid/received
Date	Transaction(1)	Financial instrument(2)	ISIN code	Quantity	Unit price	in the transaction	Source(3)

1.9.2004	A	AZO Enel	IT0003128367	35,000	€ 5.530	€ 193,550	Transaction on the market

SUBTOTAL (A)(4)						€ 193,550

Communications of transactions under article. 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Potential
					Underlying	Actual investment/disinvestment			investment/disinvestment
		Financial			financial
Date	Transaction(5)	instrument(6)	Category(7)	ISIN code	instrument(8)	Qty	Unit price	Amount	Qty	Unit price	Amount	Conditions (9)

—	—	—	—	—	—	—	—	—	—	—	—	—

								SUBTOTAL (B) (10)			0

								TOTAL (A) + (B)			€ 193,550

(1) Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
(2) Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
(3) Indicate the kind of action from which the transaction derives:
-transaction on the market;
-transaction outside the market;
-conversion of convertible bonds;
-exercise of stock options or preemptive rights;
-exercise of warrants;
-exercise of derivative instruments or covered warrants;
-other, in which case specify.
(4) Indicate the total amount of the transactions listed in the form.
(5) Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
(6) Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = premiums;
CW = covered warrants;
O = other, in which case specify.
(7) Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
(8) Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
(9) Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
(10) Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Press Release

ENEL REVIEWS PRELIMINARY 2003 CONSOLIDATED RESULTS

SIGNIFICANT IMPROVEMENT IN GROSS OPERATING RESULT: EBITDA + 27%

After many years, Enel returns to the retail bond market: procedures for an issue of 500-1,000 million euro under way. Also approved: a 1.5 billion euro issue for institutional investors

Scaroni sees further progress in 2004

Rome, January 27, 2004 — The Board of Directors of Enel, chaired by Piero Gnudi, met today and reviewed Enel’s preliminary 2003 consolidated results.

The 2002 data are pro-forma. They exclude the results of Eurogen, which was sold on May 31, 2002, and Interpower, which was excluded from consolidation on January 1, 2003.

Revenues totaled over 31 billion euro, an increase of 3.5% compared with 30.5 billion euro in 2002.

Ebitda (gross operating margin) came to more than 9.8 billion euro, an increase of 27% from 7.7 billion euro in 2002, and includes the reimbursement of the 2002 hydro penalty worth 410 billion euro.

Net financial debt at the end of the year stood at about 24.3 billion euro, compared with 24.5 billion euro at the end of 2002.

The headcount at the end of 2003 was 64,764, compared with 70,324 at the end of 2002.

Commenting on the results, Chief Executive Paolo Scaroni said: “We are pleased with the preliminary 2003 results. Considering the outlook for energy demand and ongoing efforts on costs and efficiency, we expect further progress in 2004”.

***

In 2003, Enel produced about 138 TWh of electricity in Italy (131 TWh in 2002), distributed 244 TWh on its own network (242 TWh in 2002), and sold about 152 TWh (181 TWh in 2002).

***

Enel’s Board approved the start of procedures for the issue of bond for 500/1,000 million euro, to be placed in the retail investors’ market.

Regarding this issue, Chief Executive Paolo Scaroni noted: “After many years, Enel is going to the market with a bond which offers Italy’s retail investors an opportunity to enhance their portfolios with bonds that enjoy one of the best ratings available today”.

Enel’s Board also resolved the issue of a bond, in one or more tranches, denominated in euro or other currencies, to be placed in the institutional investor market by June 30, 2004, for a total value of 1.5 billion euro. Definition of the size, currency, timing and characteristics of the bond issue resolved upon has been delegated to Paolo Scaroni, the Chief Executive Officer, who can also call for its possible listing on the Italian and/or foreign exchanges. The Board also decided to raise by 1 billion euro the ceiling for the issue of commercial paper by Dutch subsidiary Enel Investment Holding B.V.

***

Once approved, the new tariff system for the transportation and distribution of electricity for the 2004-2007 regulatory period, which is still being defined by the relevant Authority, will be the subject of a press release and subsequent conference call with the financial community.

Press Release

Rome, January 27, 2004 — As clarification of the prior today’s press release, regarding the Board’s decisions to issue bonds and commercial paper, Enel states that the funding operations mentioned will not increase total consolidated debt but will only effect its structure and the aim is to extend the debt’s average maturity.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated: January 27, 2004